10/6

Follow-Up Materials

05011677

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-1 FISCAL YEAR: ____

(03/94)

31670
IADB

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended June 30, 2005
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2005, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon (%)	Borrowing Currency	Borrowing Amount	Issue Price (%)	Issue Date	Maturity Date
4.82	AUD	649,000,000	99.98	13-Apr-2005	13-Apr-2007
3.80	USD	159,000,000	99.98	13-Apr-2005	14-Apr-2009
7.30	ZAR	100,000,000	98.00	21-June-2005	5-July-2012
9.50	MXN	500,000,000	97.65	16-June-2005	16-June-2015

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
June 30, 2005
(Unaudited)

TABLE OF CONTENTS
JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2005

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 24, 2005, including the Ordinary Capital Financial Statements for the year ended December 31, 2004, included therein. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and General Reserve and are excluded from the determination of ratios and other financial parameters.

In January 2005, the Board of Directors approved an initiative on internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. During the second quarter, the Bank initiated the implementation of this project. Management's first internal controls report and the auditors' attestation is expected to be issued in connection with financial information as of December 31, 2006.

FINANCIAL OVERVIEW

During the first six months of 2005, the Bank approved 17 loans totaling $1,688 million as compared to 21 loans that totaled $821 million during the same period in 2004. Operating Income for the first six months of 2005 was $415 million, which is $23 million lower than that for the same period in 2004. This variance was due to a decrease in net interest income and an increase in net non-interest expense, partially offset by a credit on loan and guarantee losses. Also, during the six-month period ended June 30, 2005, there was a negative net currency translation adjustment of $396 million on the Bank's net assets due to an appreciation of the United States dollar against the euro, the Swiss franc and the Japanese yen compared to a negative net currency translation adjustment of $94 million for the same period in 2004.

The Bank issued debt securities for a total amount of $1.1 billion equivalent during the first six months of 2005 (2004 - $1.7 billion) that generated net proceeds of $1.1 billion equivalent (2004 - $1.6 billion) and had an average life of 5.6 years (2004 – 4.3 years).

The Effects of SFAS 133 and currency transaction adjustments for the first six months of 2005 was an increase in income of $362 million compared to a decrease in income of $167 million in the same period last year. The change was mainly due to a decrease in interest rates, which increased the value of borrowing

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

swaps, partially offset by the amortization of borrowing basis adjustments arising from previous accounting hedges. During the first six months of 2005, the change in fair value of borrowing and lending swaps due to interest rates amounted to an increase in income of $358 million (2004 – decrease of $326 million), and the amortization of basis adjustments amounted to an increase in income of $37 million (2004 - $151 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a large increase in value as a result of current decreases in market interest rates. Although the increase in value of borrowing swaps, due to changes in interest rates, is substantially offset by a corresponding increase in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2004
Total-Equity-to-Loans Ratio (TELR)	38.0%	34.5%	36.1%
Lending Summary			
Loans approved	$ 1,688	$ 821	$ 5,283
Undisbursed portion of approved loans	16,224	14,398	16,093
Gross disbursements	1,199	1,655	3,768
Net disbursements	(1,906)	(967)	(1,431)
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 11,732	$ 13,663	$ 13,046
Loans outstanding	46,935	49,464	49,842
Borrowings outstanding [(2)], after swaps	40,749	46,821	45,144
Total equity	18,896	17,294	18,511
Income Statement Data			
Operating income	$ 415	$ 438	$ 862
Effects of SFAS 133 and currency transaction adjustments	362	(167)	314
Net income	777	271	1,176
Returns and Costs, after swaps			
Return on average loans outstanding	4.99%	5.00%	5.02%
Return on average liquid investments	3.07%	2.05%	2.17%
Average cost of borrowings outstanding during the period	3.85%	3.36%	3.40%

(1) Net of Payable for investment securities purchased.
(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated lending rate methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR[3]. Currently, the Bank's

standard loan charges are a 0.30% lending spread,

[3] The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, reserves and the allowance for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

0.25% credit commission fee and no supervision and inspection fee. The income from these charges, combined with the income from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building reserves.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. This ratio has continued to increase steadily. During the period, there was a reduction of $2.9 billion in loan balances, which together with a slight decrease in equity used in the TELR resulted in a 1.9% increase in this ratio.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	June 30, 2005	December 31, 2004
Equity used in TELR	$ 17,890	$ 18,045
Loans outstanding and net guarantee exposure	$ 47,114	$ 50,033
TELR	38.0%	36.1%

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers sovereign-guaranteed loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of restrictions, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee directly to private sector entities carrying out projects in borrowing member countries (Private Sector Program).

The loan portfolio is the Bank's principal earning asset of which, at June 30, 2005, over 97% was sovereign-guaranteed and less than 3% was attributable to the Private Sector Program. At June 30, 2005, the total volume of outstanding loans was $46.9 billion, $2.9 billion lower than the $49.8 billion at December 31, 2004. The decrease in the loan portfolio was due to a higher level of loan collections ($3.1 billion, including prepayments of $1.4 billion mostly related to emergency lending) than disbursements ($1.2 billion), and currency translation adjustments of $1 billion.

Investment Portfolio: The Bank's investment portfolio comprises highly-rated debt securities and deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $1.4 billion during the first six months of 2005, which was primarily attributable to lower cash flow requirements and currency translation adjustments of $474 million.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $4.4 billion as compared with December 31, 2004, primarily due to significant borrowing repayments, lower cash flow requirements, and currency translation adjustments of $933 million.

Equity: Total equity at June 30, 2005 was $18.9 billion compared with $18.5 billion at December 31, 2004. The increase reflects the net income and translation adjustments for the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the six months ended June 30, 2005, Operating Income was $23 million lower than the same period last year due to a decrease in net interest income, and an increase in net non-interest expense, partially offset by a credit on loan and guarantee losses.

Net interest income, comprising income on loans and investments less borrowing expenses, decreased $38 million in the first six months of 2005 compared with the same period in 2004, primarily due to a reduction in the average loan balance of the Emergency Lending Facility, which generates an interest rate margin of 4%, and a decline in the size and the margin generated by the Bank's regular earning assets that was partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the

six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 are shown in **Table 3**.

The provision for loan and guarantee losses decreased $35 million during the first six months of the year compared with 2004 mainly due to a loan recovery of $10 million and an increase in the credit rating of Argentina, one of the main Bank borrowers, from selective default to B–.

Net non-interest expense increased $22 million during the period mainly due to an increase in pension costs ($11 million) and expenditures under special programs/grants approved by the Board of Executive Directors ($10 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Six months ended June 30,	
	2005	2004
Loan interest income	$ 1,172	$ 1,222
Investment income	180	135
	1,352	1,357
Less:		
Borrowing expenses	818	785
Net interest income	534	572
Other loan income	29	27
Credit (provision) for loan and guarantee losses	27	(8)
Net non-interest expense	(175)	(153)
Operating Income	$ 415	$ 438

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Six months ended June 30, 2005		Six months ended June 30, 2004		Year ended December 31, 2004	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 48,580	4.87	$ 50,200	4.90	$ 49,721	4.92
Liquid investments	11,836	3.07	13,382	2.05	13,415	2.17
Total earning assets	60,416	4.52	63,582	4.30	63,136	4.34
Borrowings	42,858	3.85	46,942	3.36	46,200	3.40
Interest rate spread		0.67		0.94		0.94
Net interest margin [2]		1.78		1.81		1.84

[1] Excludes loan fees.

[2] Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial guarantees without a sovereign counter-guarantee under its Private Sector Program and may also make partial guarantees for public sector operations with a member sovereign counter-guarantee. During the six months ended June 30, 2005, the Bank approved one guarantee without a sovereign counter-guarantee in the amount of $28 million compared to two guarantees for $143 million during the six months ended June 30, 2004. In addition, the Bank signed the first guarantee line of credit for $20 million under its Trade Finance Facilitation Program.

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At June 30, 2005, undisbursed loans amounted to $16,224 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.4 years with contractual maturity dates through 2027[3].

OTHER DEVELOPMENTS DURING THE QUARTER

On May 31, 2005, the President of the Bank, Mr. Enrique V. Iglesias, submitted to the Chairman of the Board of Governors of the Bank his resignation effective September 30, 2005. Mr. Iglesias was first elected President by the Board of Governors for a five-year term beginning on April 1, 1988 and was reelected to successive five-year terms on three occasions. On July 27, 2005, the Board of Governors held a Special Meeting for the purpose of electing a President to succeed Mr. Iglesias. At that meeting, the Board of Governors elected Mr. Luis Alberto Moreno for a five-year term beginning on October 1, 2005.

During the second quarter, the Bank approved the first operations under special programs previously established by the Board of Executive Directors to be charged against income of the Ordinary Capital. Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries that is aligned with the Bank's overall strategy for the specific country or region. Special program resources for up to $21 million have been approved for 2005.

---

[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2004 is presented in Appendix I-5 to the December 31, 2004 financial statements.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

Expressed in millions of United States dollars

	June 30, 2005 (Unaudited)		December 31, 2004	
ASSETS				
Cash and investments				
Cash	$ 329		$ 210	
Investments				
Trading	8,331		9,162	
Held-to-maturity	3,418	$ 12,078	3,809	$ 13,181
Loans outstanding	46,935		49,842	
Allowance for loan losses	(164)	46,771	(199)	49,643
Receivable from members		439		457
Receivable from currency and interest rate swaps		1,968		2,366
Other assets		1,661		1,699
Total assets		$ 62,917		$ 67,346
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 42,411		$ 46,813
Payable for currency and interest rate swaps		405		845
Payable for investment securities purchased		274		20
Amounts payable to maintain value of currency holdings		185		362
Other liabilities		746		795
Total liabilities		44,021		48,835
Equity				
Capital stock				
Subscribed 8,368,563 shares (2004-8,368,379)	$100,953		$ 100,951	
Less callable portion	(96,613)		(96,611)	
Paid-in capital stock	4,340		4,340	
General reserve	11,549		10,772	
Special reserve	2,665		2,665	
Accumulated other comprehensive income	342	18,896	734	18,511
Total liabilities and equity		$ 62,917		$ 67,346

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND GENERAL RESERVE
Expressed in millions of United States dollars

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Income				
Loans	$ 600	$ 620	$ 1,201	$ 1,249
Investments	93	61	180	135
Other	1	1	6	3
Total income	694	682	1,387	1,387
Expenses				
Borrowing expenses, after swaps	405	383	818	785
(Credit) provision for loan and guarantee losses	(33)	(1)	(27)	8
Administrative expenses	94	82	171	156
Special programs/grants	10	-	10	-
Total expenses	476	464	972	949
Income before SFAS 133 and currency transaction adjustments	218	218	415	438
Effects of SFAS 133 and currency transaction adjustments	551	(551)	362	(167)
Net income (loss)	769	(333)	777	271
General reserve, beginning of period	10,780	10,227	10,772	9,623
General reserve, end of period	$ 11,549	$ 9,894	$ 11,549	$ 9,894

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
Expressed in millions of United States dollars

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 769	$ (333)	$ 777	$ 271
Other comprehensive loss				
Translation adjustments	(200)	(86)	(396)	(94)
Reclassification to income - cash flow hedges	3	2	5	5
Total other comprehensive loss	(197)	(84)	(391)	(89)
Comprehensive income (loss)	$ 572	$ (417)	$ 386	$ 182

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
Expressed in millions of United States dollars

	Six months ended June 30,	
	2005	2004
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (1,199)	$ (1,655)
Loan collections (net of participations)	3,105	2,622
Net cash provided by lending activities	1,906	967
Net decrease in trading investments	710	1,133
Gross purchases of held-to-maturity investments	(1,520)	(3,249)
Gross proceeds from maturities of held-to-maturity investments	1,776	3,052
Miscellaneous assets and liabilities	(58)	(50)
Net cash provided by lending and investing activities	2,814	1,853
Cash flows from financing activities		
Medium- and long-term borrowings:		
Gross proceeds	1,243	1,654
Repayments	(4,415)	(2,699)
Short-term borrowings, net	(7)	(1,320)
Collections of receivable from members	20	29
Net cash used in financing activities	(3,159)	(2,336)
Cash flows from operating activities		
Loan income collections	1,223	1,167
Interest and other costs of borrowings, after swaps	(765)	(736)
Income from investments	173	127
Other income	6	4
Administrative expenses	(166)	(174)
Net cash provided by operating activities	471	388
Effect of exchange rate fluctuations on cash	(7)	(6)
Net increase (decrease) in cash	119	(101)
Cash, beginning of year	210	347
Cash, end of period	$ 329	$ 246

The accompanying notes are an integral part of these condensed quarterly financial statements.

NOTE A - FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. In addition, the condensed quarterly financial statements should be read in conjunction with the December 31, 2004 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first six months of the current year are not indicative of the results that may be expected for the full year.

NOTE B – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 87% of the loans portfolio. Standard loan charges are subject to semiannual approval by the Board of Executive Directors.

Nonaccrual and impaired loans and allowance for loan losses: At June 30, 2005 and December 31, 2004, all loans were performing except for certain Private Sector Program loans, which were in non-accrual status.

The following table provides financial information related to impaired loans as of June 30, 2005 and December 31, 2004 (in millions):

	2005 (Unaudited)	2004
Recorded investment at end of period [1]	$ 190	$ 216
Allowance for loan losses....	90	83
Average recorded investment during period................	200	246

[1] A loan loss allowance has been recorded against each of the impaired loans, except for a loan with a recorded investment of $3.2 million.

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and six months ended June 30, 2005 and 2004 is as follows (in millions):

	Three months ended June 30, 2005 (Unaudited)	Three months ended June 30, 2004 (Unaudited)
Loan income recognized......................	$ 3	$ -
Loan income that would have been recognized on a cash basis during the period..................................	3	1

	Six months ended June 30, 2005 (Unaudited)	Six months ended June 30, 2004 (Unaudited)
Loan income recognized......................	$ 5	$ 1
Loan income that would have been recognized on a cash basis during the period..................................	6	3

The changes in the allowance for loan and guarantee losses for the six months ended June 30, 2005 and the year ended December 31, 2004 were as follows (in millions):

	2005 (Unaudited)	2004
Balance, beginning of year..........	$ 199	$ 183
(Credit) provision for loan and guarantee losses................	(27)	21
Private Sector Program:		
Write-offs................................	(5)	(5)
Recoveries..............................	10	-
Balance, end of period..............	$ 177	$ 199
Composed of:		
Allowance for loan losses...........	$ 164	$ 199
Allowance for guarantee losses[1]..	13	-
Total	$ 177	$ 199

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of June 30, 2005, the Bank had approved, net of cancellations and maturities, guarantees without sovereign counter-guarantees in the amount of $773 million ($745 million as of December 31, 2004). In addition, the Bank has a Trade Finance Facilitation Program providing for up to $400 million in partial credit guarantees on short-term trade related transactions. As of June 30, 2005, one guarantee credit line in the amount of $20 million has been signed under this Program and no guarantee has been issued.

At June 30, 2005, guarantees of $306 million (2004—$331 million) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 1 to 20 years. As of June 30, 2005, no guarantees provided by the Bank had been called.

NOTE C – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and General Reserve for the three months and six months ended June 30, 2005 and 2004 comprise the following (in millions):

	Three months ended June 30,	
	2005	2004
	(Unaudited)	
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$(268)	$(351)
Interest rates	567	(620)
Total change in fair value of derivatives	299	(971)
Currency transaction gains (losses) on borrowings	248	359
Amortization of borrowing and loan basis adjustments	6	63
Reclassification to income - cash flow hedges	(2)	(2)
Total	$ 551	$(551)

	Six months ended June 30,	
	2005	2004
	(Unaudited)	
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$(382)	$(255)
Interest rates	358	(326)
Total change in fair value of derivatives	(24)	(581)
Currency transaction gains (losses) on borrowings	353	268
Amortization of borrowing and loan basis adjustments	37	151
Reclassification to income - cash flow hedges	(4)	(5)
Total	$ 362	$(167)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2005, foreign exchange losses on borrowing swaps, amounting to $382 million (2004 - $255 million), offset currency transaction gains on borrowings of $353 million (2004 - $268 million).

NOTE D – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first six months of 2005 amounted to $21 million (2004 - $14 million). As of June 30, 2005, the estimate of contributions expected to be paid to the Plans and the PRBP during 2005, remained unchanged from that disclosed in the December 31, 2004 financial statements: $29 million for the Plans and $12 million for the PRBP. Contributions for 2004 amounted to $29 million and $7 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and included under Administrative expenses in the Statement of Income and General Reserve. The following table summarizes the benefit costs associated with the

NOTE D – PENSION AND POSTRETIREMENT PLANS (Continued)

Plans and the PRBP for the three and six months ended June 30, 2005 and 2004 (in millions):

	Pension Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Service cost	$ 16	$ 12	$ 29	$ 24
Interest cost	27	25	53	49
Expected return on plan assets	(34)	(33)	(67)	(65)
Amortization of prior service cost	1	1	1	1
Net periodic benefit cost	$ 10	$ 5	$ 16	$ 9
Of which:				
ORC's share	$ 8	$ 4	$ 13	$ 7
FSO's share	$ 2	$ 1	$ 3	$ 2

	Postretirement Benefits			
	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Service cost	$ 8	$ 5	$ 14	$ 11
Interest cost	11	10	21	20
Expected return on plan assets	(14)	(14)	(26)	(27)
Amortization of:				
Prior service cost	1	-	-	-
Unrecognized net gain	-	1	1	-
Net periodic benefit cost	$ 6	$ 2	$ 10	$ 4
Of which:				
ORC's share	$ 5	$ 2	$ 8	$ 3
FSO's share	$ 1	$ -	$ 2	$ 1

NOTE E – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2005, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income. Loan income from these three countries was $241 million, $226 million, and $167 million, respectively.